Exhibit 99.2

Cadbury Schweppes plc

30 December 2002

Notification of director’s interests : Companies Act s329

Dr W Berndt notified the Company on 27 December 2002 that on 27 December 2002 he purchased 2,000 ADRs in Cadbury Schweppes plc (representing a total of 8,000 ordinary shares) at a price of $25 per ADR. Following this transaction, Dr Berndt has a beneficial interest in 30,476 ordinary shares in Cadbury Schweppes plc.